QUEST PATENT RESEARCH CORPORATION

411 Theodore Fremd Ave., Suite 206S

Rye, New York 10580-1411

June 14, 2021

By EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Quest Patent Research Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 11, 2021
File No. 333-256197

Ladies and Gentlemen:

Pursuant to Rule 461, Quest Patent Research Corporation requests acceleration of effectiveness of the above referenced Registration Statement to 10:00 A.M. on Wednesday, June 16, 2021, or as soon thereafter as possible.

Very truly yours,

/s/ Jon C. Scahill
Jon C. Scahill, Chief Executive Officer